UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

   Beginning January 1, 2001       and Ending      December 31, 2001
            -----------------                     -------------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                          KEYSPAN UTILITY SERVICES LLC
                          -----------------------------

                        (Exact Name of Reporting Company)



  A                     Subsidiary Service                      Company
                     ---------------------------
                     ("Mutual" or "Subsidiary")

Date of Incorporation       May 7, 1998
                           -------------

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized        New York
                                                                    ------------

Location of Principal Executive Offices of Reporting Company        Brooklyn, NY
                                                                    ------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

           Ronald S. Jendras     VP, Controller and Chief Acctg. Officer
       -----------------------------------------------------------------
                  (Name)           (Title)

                    One Metrotech Center, Brooklyn, NY 11201
                    ---------------------------------------
                                    (Address)

Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                              --------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

                                                                                                                  2
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                                      Schedule or          Page
Description of Schedules and Accounts                                                Account Number       Number
-----------------------------------------------                                     -----------------   ------------

     COMPARATIVE BALANCE SHEET                                                      Schedule I               3
        SERVICE COMPANY PROPERTY                                                    Schedule II              4
        ACCUMULATED PROVISION FOR  DEPRECIATION  AND
          AMORTIZATION OF SERVICE COMPANY PROPERTY                                  Schedule III             5
        INVESTMENTS                                                                 Schedule IV              6
        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                                Schedule V               7
        FUEL STOCK EXPENSES UNDISTRIBUTED                                           Schedule VI              8
        STORES EXPENSE UNDISTRIBUTED                                                Schedule VII             9
        MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                    Schedule VIII           10
        MISCELLANEOUS DEFERRED DEBITS                                               Schedule IX             11
        RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                         Schedule X              12
        PROPRIETARY CAPITAL                                                         Schedule XI             13
        LONG-TERM DEBT                                                              Schedule XII            14
        CURRENT AND ACCRUED LIABILITIES                                             Schedule XIII           15
        NOTES TO FINANCIAL STATEMENTS                                               Schedule XIV            16


     COMPARATIVE INCOME STATEMENT                                                   Schedule XV             17
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                   Account 457             18
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                                Account 458             19
        ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
          NONASSOCIATE COMPANIES                                                    Schedule XVI            20
        SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
          SERVICE FUNCTION                                                          Schedule XVII           21
        DEPARTMENTAL ANALYSIS OF SALARIES                                           Account 920             22
        OUTSIDE SERVICES EMPLOYED                                                   Account 923             23
        EMPLOYEE PENSIONS AND BENEFITS                                              Account 926             24
        GENERAL ADVERTISING EXPENSES                                                Account 930.1           25
        MISCELLANEOUS GENERAL EXPENSES                                              Account 930.2           26
        RENTS                                                                       Account 931             27
        TAXES OTHER THAN INCOME TAXES                                               Account 408             28
        DONATIONS                                                                   Account 426.1           29
        OTHER DEDUCTIONS                                                            Account 426.5           30
        NOTES TO STATEMENT OF INCOME                                                Schedule XVIII          31
        FINANCIAL DATA SCHEDULE                                                     Schedule XIX            32

     ORGANIZATION CHART                                                                                     33

     METHODS OF ALLOCATION                                                                                  34

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                             35


                                                                                                                         3
                ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                          SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                               As of December 31,
                                                                                       ------------------------------------
  ACCOUNT                                 DESCRIPTION                                       2001                 2000
-------------     -------------------------------------------------------------        ----------------     ---------------
                  ASSETS AND OTHER DEBIT ACCOUNTS

                  Service Company Property
         101      Service company property                                                         $ -                 $ -
         107      Construction work in progress                                                    877                   -
                                                                                       ----------------     ---------------
                                                                Total Property                     877                   -
         108      Accumulated provision for depreciation and amortization
                     of service company property                                                     -                   -
                                                                                       ----------------     ---------------
                                                  Net Service Company Property                     877                   -
                                                                                       ----------------     ---------------

                  Investments
         123      Investment in associate companies                                                  -                   -
         124      Other investments                                                                  -                   -
                                                                                       ----------------     ---------------
                                                             Total Investments                       -                   -
                                                                                       ----------------     ---------------

                  Current and Accrued Assets
         131      Cash                                                                               -                   -
         134      Special deposits                                                                   -                   -
         135      Working funds                                                                      -                   -
         136      Temporary cash investments                                                         -                   -
         141      Notes receivable                                                                   -                   -
         143      Accounts receivable                                                             (203)               (100)
         144      Accumulated provision for uncollectible accounts                                   -                   -
         146      Accounts receivable from associate companies                                  51,235              24,978
         152      Fuel stock expenses undistributed                                                  -                   -
         154      Materials and supplies                                                             -                   -
         163      Stores expense undistributed                                                       -                   -
         165      Prepayments                                                                       77                   -
         174      Miscellaneous current and accrued assets                                          13                  13
                                                                                       ----------------     ---------------
                                              Total Current and Accrued Assets                  51,122              24,891
                                                                                       ----------------     ---------------

                  Deferred Debits
         181      Unamortized debt expense                                                           -                   -
         184      Clearing accounts                                                                  -                   -
         186      Miscellaneous deferred debits                                                      -                   -
         188      Research, development or demonstration expenditures                               47                   -
         190      Accumulated deferred income taxes                                                619                 182
                                                                                       ----------------     ---------------
                                                         Total Deferred Debits                     666                 182
                                                                                       ----------------     ---------------

                  Total Assets and Other Debit Accounts                                       $ 52,665            $ 25,073
                                                                                       ================     ===============

                                                                                                                        3A
                ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                          SCHEDULE I - BALANCE SHEET
 (In Thousands)

                                                                                               As of December 31,
                                                                                       ------------------------------------
  ACCOUNT                                 DESCRIPTION                                       2001                 2000
-------------     -------------------------------------------------------------        ----------------     ---------------
                  LIABILITIES AND OTHER CREDIT ACCOUNTS

                  Proprietary Capital
         201      Common stock issued                                                         $ (2,206)           $ (2,206)
         211      Miscellaneous paid-in-capital                                                   (206)                  -
         215      Appropriated retained earnings                                                     -                   -
         216      Unappropriated retained earnings                                                 219                 218
                                                                                       ----------------     ---------------
                                                     Total Proprietary Capital                  (2,193)             (1,988)
                                                                                       ----------------     ---------------

                  Long-Term Debt
         223      Advances from associate companies                                             10,126              10,126
         224      Other long-term debt                                                               -                   -
         225      Unamortized premium on long-term debt                                              -                   -
         226      Unamortized discount on long-term debt                                             -                   -
                                                                                       ----------------     ---------------
                                                          Total Long-Term Debt                  10,126              10,126
                                                                                       ----------------     ---------------

                  Current and Accrued Liabilities
         231      Notes payable                                                                      -                   -
         232      Accounts payable                                                               8,412                 630
         233      Notes payable to associate companies                                               -                   -
         234      Accounts payable to associate companies                                       28,462              16,649
         236      Taxes accrued                                                                     35                (111)
         237      Interest accrued                                                                   -                   -
         238      Dividends declared                                                                 -                   -
         241      Tax collections payable                                                         (152)               (666)
         242      Miscellaneous current and accrued liabilities                                  6,601               1,497
                                                                                       ----------------     ---------------
                                         Total Current and Accrued Liabilities                  43,358              17,999
                                                                                       ----------------     ---------------

                  Deferred Credits
         253      Other deferred credits                                                             -                   -
         255      Accumulated deferred investment tax credits                                        -                   -
                                                                                       ----------------     ---------------
                                                        Total Deferred Credits                       -                   -
                                                                                       ----------------     ---------------

                  Accumulated Deferred Income Taxes
         282      Accumulated deferred income taxes                                              1,374              (1,064)
                                                                                       ----------------     ---------------
                                             Accumulated Deferred Income Taxes                   1,374              (1,064)
                                                                                       ----------------     ---------------

                  Total Liabilities and Other Credit Accounts                                 $ 52,665            $ 25,073
                                                                                       ================     ===============

                                                                                                                          4
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                     BALANCE AT                                                  BALANCE
                                                     BEGINNING                    RETIREMENTS     OTHER (1)      AT CLOSE
  ACCOUNT            DESCRIPTION                      OF YEAR       ADDITIONS      OR SALES        CHANGES       OF YEAR
------------   ------------------------            --------------  ------------  --------------  ------------  -------------
    107        Construction Work in Progress                 $ -         $ 877             $ -           $ -          $ 877
                                                   ==============  ============  ==============  ============  =============






(1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
        NONE


(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
        NONE


(3)  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
        NONE


(4)  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        Computer Hardware Purchases
        Office Furniture Purchases
        Commercial Meters

                                                                                                                         5
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001
                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                  BALANCE AT      ADDITIONS                        OTHER         BALANCE
                                                  BEGINNING      CHARGED TO                       CHARGES        AT CLOSE
  ACCOUNT           DESCRIPTION                    OF YEAR        ACCT. 403     RETIREMENTS     ADD/(DEDUCT)     OF YEAR
-------------  -----------------------          --------------  -------------- --------------  ---------------  -----------
    108        ACCUMULATED PROVISION
               FOR DEPRECIATION AND
               AMORTIZATION OF SERVICE
               COMPANY PROPERTY                           $ -             $ -            $ -              $ -          $ -
                                                ==============  ============== ==============  ===============  ===========




                                                                                                               6
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.
                                  Under Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                             BALANCE AT             BALANCE AT
                                                                             BEGINNING               CLOSE OF
                    DESCRIPTION                                               OF YEAR                  YEAR
              ------------------------                                     --------------          --------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 124 - OTHER INVESTMENTS                                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                             $ -                     $ -
                                                                           ==============          ==============

                                                                                                            7
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:        Complete the following schedule listing
                     accounts receivable from each associate
                     company. Where the service company has
                     provided accommodation or convenience payments
                     for associate companies, a separate listing of
                     total payments for each associate company by
                     subaccount should be provided.

                                                                            BALANCE AT           BALANCE AT
                                                                             BEGINNING            CLOSE OF
                    DESCRIPTION                                               OF YEAR               YEAR
              ------------------------                                     --------------       --------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

              KeySpan Corporate Services LLC                                         $ -              $ 5,588
              KeySpan Engineering & Survey, Inc.                                       -                  165
              KeySpan Electric Services LLC                                       21,857               20,645
              KeySpan Generation LLC                                               1,327                3,242
              KeySpan Energy Trading Services LLC                                      -                    1
              KeySpan Gas East Corporation                                         1,332                8,315
              The Brooklyn Union Gas Company                                           5                9,213
              KeySpan Corporation                                                    456                4,056
              KeySpan Ravenswood Services Corp.                                        1                  (18)
              KeySpan Energy Development Corporation                                   -                   31
              KeySpan Services, Inc.                                                   -                   (4)
              Boston Gas Company                                                       -                    1
                                                                           --------------       --------------

              TOTAL                                                             $ 24,978             $ 51,235
                                                                           ==============       ==============


                                                                                                               8
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:         Report the amount of labor and expenses
                      incurred with respect to fuel stock expenses
                      during the year and indicate amount
                      attributable to each associate company. Under
                      the section headed "Summary" listed below give
                      an overall report of the fuel functions
                      performed by the service company.

                DESCRIPTION                                    LABOR              EXPENSES             TOTAL
              ----------------------------------            -------------       -------------       -------------
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                          $ -                 $ -                 $ -
                                                            =============       =============       =============

                                                                                                                         9
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:           Report the amount of labor and expenses
                        incurred with respect to stores expense during
                        the year and indicate amount attributable to
                        each associate company.


                    DESCRIPTION                                 LABOR                  EXPENSES                   TOTAL
              ------------------------                       -------------            ------------             ------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                            $ -                     $ -                      $ -
                                                             =============            ============             ============


                                                                                                                10
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                             BALANCE AT                BALANCE AT
                                                                             BEGINNING                 CLOSE OF
                    DESCRIPTION                                               OF YEAR                    YEAR
              ------------------------                                     --------------            --------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

              Rent Receivable                                                       $ 13                      $ 13
                                                                           ==============            ==============

                                                                                                             11
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.

                                                                            BALANCE AT               BALANCE AT
                                                                            BEGINNING                CLOSE OF
                    DESCRIPTION                                              OF YEAR                   YEAR
              ------------------------                                     -------------            ------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                                         $ -                     $ -
                                                                           =============            ============

                                                                                                             12
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or demonstration  project that incurred costs by the service
               corporation during the year.
             DESCRIPTION                                                                         AMOUNT
     ----------------------------                                                             -------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
     Gas R&D - End Use
        Distributed Generation                                                                       $ 703
        Gas Cooling                                                                                    221
        NGV                                                                                             51
        Plug Power                                                                                      77
        Miscellaneous Projects                                                                          41

     Gas R&D - Millennium Fund
        Gas Network Maintenance                                                                        370
        Reliability & Safety Projects                                                                   50
        Miscellaneous Projects                                                                          53

     Gas R&D - Operation Network
        Cast Iron Retention                                                                            292
        Excavation & Restoration                                                                       169
        Maintain PE Pipe                                                                                61
        Repair Technologies                                                                              2
        Trenchless Technology                                                                          444
        Maintenance of Steel Pipe                                                                       66
        Miscellaneous Projects                                                                         187

     Gas R&D - Operation System-Environmental
        Environmental and Safety Projects                                                               53
        Metering Projects                                                                                7
        Field Testing and Demonstration Projects                                                         4
        System Improvement Projects                                                                     90
        Wireless Communication Projects                                                                113
        Advanced GIS                                                                                    48
        Miscellaneous Projects                                                                          59

     Gas R&D - Administrative Support                                                                1,593
                                                                                              -------------

     SUB-TOTAL                                                                                     $ 4,754

Total amount billed back to associated companies are listed below:

     The Brooklyn Union Gas Company                                                                 (2,914)
     KeySpan Gas East Corporation                                                                   (1,793)
                                                                                              -------------

     TOTAL                                                                                            $ 47
                                                                                              =============

                                                                                               13
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)
                                             NUMBER OF      PAR OR STATED         OUTSTANDING
   ACCOUNT                                     SHARES           VALUE              AT CLOSE
   NUMBER            CLASS OF STOCK          AUTHORIZED       PER SHARE            OF PERIOD
--------------  --------------------------  -------------  -----------------  --------------------
     201        Common Stock Issued           1 SHARE             -           NO. OF SHARES
                                                                                                1
                                                                              TOTAL AMOUNT
                                                                                         $ (2,206)



INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
                disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                     AMOUNT
----------------                                           -----------------


ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                          $ (206)


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            $ -
                                                           -----------------

TOTAL                                                                $ (206)
                                                           =================



INSTRUCTIONS:              Give particulars concerning net income or (loss)
                           during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
                           Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                             BALANCE AT                                           BALANCE AT
                              BEGINNING      NET INCOME       DIVIDENDS              CLOSE
DESCRIPTION                    OF YEAR       OR (LOSS)           PAID               OF YEAR
----------------            --------------  -------------  -----------------  --------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS               $ 218            $ 1                $ -                 $ 219
                            --------------  -------------  -----------------  --------------------

TOTAL                               $ 218            $ 1                $ -                 $ 219
                            ==============  =============  =================  ====================



Net Income represents late payment charge from associate companies.

                                                                                                                      14
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:              Advances from associate companies should be reported
                           separately for advances on notes, and advances on
                           open account. Names of associate companies from which
                           advances were received shall be shown under the class
                           and series of obligation column. For Account 224 -
                           Other Long-Term Debt, provide the name of creditor
                           company or organization, terms of the obligation,
                           date of maturity, interest rate, and the amount
                           authorized and outstanding.
                            TERMS OF OBLIG    DATE                           BALANCE AT                         BALANCE AT
                            CLASS & SERIES     OF      INTEREST   AMOUNT     BEGINNING                 (1)        CLOSE
    NAME OF CREDITOR        OF OBLIGATION   MATURITY    RATE    AUTHORIZED    OF YEAR   ADDITIONS  DEDUCTIONS    OF YEAR
--------------------------  --------------  ---------- -------- ----------- ----------- ---------- ------------ ------------
KeySpan Corporation-Parent  Promissory Note  11/15/2005  7.25%   $ 700,000    $ 10,126       $ -          $ -    $ 10,126
                                                                             ========== ========== ============ ============



                                                                                                            15
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:      Provide balance of notes and accounts payable
                   to each associate company. Give description
                   and amount of miscellaneous current and
                   accrued liabilities. Items less than $10,000
                   may be grouped, showing the number of items in
                   each group.

                                                                            BALANCE AT            BALANCE AT
                                                                             BEGINNING             CLOSE OF
                    DESCRIPTION                                               OF YEAR                YEAR
              ------------------------                                     --------------        --------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                   $ -                   $ -
                                                                           ==============        ==============





ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              KeySpan Corporation                                                $ 5,385               $ 3,533
              KeySpan Electric Services LLC                                            1                     -
              KeySpan Gas East Corporation                                            75                     -
              KeySpan Corporate Services LLC                                      11,182                24,929
              KeySpan Generation LLC                                                   6                     -
                                                                           --------------        --------------
              TOTAL                                                             $ 16,649              $ 28,462
                                                                           ==============        ==============




ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

              Accrued Vacation                                                     $ 859               $ 2,263
              Accrued Incentive Compensation                                           -                 4,111
              401K Supplemental - Executives                                           -                     1
              Management Deferred Compensation                                         -                   212
              Accrued Interest on Deferred Compensation                                -                    14
              Injuries and Damages Reserve                                           638                     -
                                                                           --------------        --------------

              TOTAL                                                              $ 1,497               $ 6,601
                                                                           ==============        ==============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Utility Services LLC ("KUS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KUS and KEDNY, KEDLI, KeySpan Electric and KeySpan Energy Trading Services LLC (collectively, the "Client Companies"), KUS provides the following services to these companies: (a) complete fuel management services including the purchase, sale, movement, transfer, accounting and administration of gas quantities (b) planning, formulation and implementation of sales and marketing programs (c) gas supply transmission and distribution planning as it relates to safety, reliability, expansion and load handling (d) research and development relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and (e) purchase, repair and refurbishing of meter operations.

     In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly charged where possible 2) allocated using the appropriate allocation ratio c) any residuals are allocated using the appropriate allocation ratio. The allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The financial statements presented herein include the year ended December 31, 2001 and the period November 8, 2000 through December 31, 2000 (the "Transition Period"). The Securities and Exchange Commission authorized a Transition Period beginning November 8, 2000 and ending December 31, 2000, at which time KeySpan was to fully implement its service company plan by January 1, 2001.

The accounting records of KUS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". The Standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity will capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its then present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We currently do not anticipate that implementation of this Statement will have a significant effect on the results of operations and financial condition.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS 121 and expands the reporting of

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. We currently do not anticipate that implementation of this Statement will have a significant effect on the results of operations and financial condition.


Note 2.  Postretirement Benefits

Pension: KUS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KUS). Pension income allocated to KUS from the total pension income for KeySpan (as calculated below) for the year ended December, 31, 2001 and the Transition Period ended December 31, 2000 was approximately $6.2 and $1.2 million, respectively. For the years ended December 31, 2001 and 2000, KUS employees account for approximately 3% and 6%, respectively, of the employees participating in the KeySpan Plan. Funding for pensions is in accordance with requirements of federal law and regulations.

The calculation of KeySpan's net periodic pension cost is as follows:

                                                                        (In Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------
                                                                            Year Ended            Year Ended
                                                                           December 31,          December 31,
                                                                               2001                  2000
-----------------------------------------------------------------------------------------------------------------
Service cost, benefits earned during the period                                   $  41,162           $   35,541
Interest cost on projected benefit obligation                                       128,481              109,231
Expected return on plan assets                                                     (180,757)            (166,744)
Special termination charge                                                                -               45,838
Settlement gain                                                                           -              (20,196)
Net amortization and deferral                                                       (39,772)             (54,881)
-----------------------------------------------------------------------------------------------------------------
Other postretirement benefit cost                                                 $ (50,886)          $  (51,211)
-----------------------------------------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following table sets forth KeySpan's pension plan's funded status at December 31, 2001 and December 31, 2000. The prepaid (accrued) pension cost is recorded on KeySpan. Plan assets are principally common stock and fixed income securities.

                                                                            (In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------
                                                                                  December 31,          December 31,
                                                                                          2001                  2000
---------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of period                                 $   (1,914,885)       $   (1,529,815)
     Benefit obligation of acquisitions                                                     -              (255,510)
     Service cost                                                                     (41,162)              (35,541)
     Interest cost                                                                   (128,481)             (109,231)
     Amendments                                                                        (8,679)              (34,400)
     Actuarial gain (loss)                                                             61,718              (112,137)
     Special termination benefits                                                           -               (45,838)
     Settlements                                                                            -               110,000
     Benefits paid                                                                    116,335                97,587
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                                                (1,915,154)            (1,914,885)
---------------------------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of period                                2,170,093             2,048,325
     Fair value of acquired plan assets                                                      -               240,666
     Actual return on plan assets                                                     (197,632)               70,798
     Employer contribution                                                              43,130                18,302
     Settlements                                                                             -              (110,410)
     Benefits paid                                                                    (116,335)              (97,588)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                                           1,899,256             2,170,093
---------------------------------------------------------------------------------------------------------------------
     Funded status                                                                     (15,898)              255,208
     Unrecognized net loss (gain) from past experience different from that
     assumed and from changes in assumptions                                             8,207              (342,730)
     Unrecognized prior service cost                                                    84,036                79,914
     Unrecognized transition obligation                                                  1,212                 2,187
---------------------------------------------------------------------------------------------------------------------
Net prepaid (accrued) pension cost                                                $     77,557         $     (5,421)
---------------------------------------------------------------------------------------------------------------------

                                                                                 Year Ended           Year Ended
                                                                               December 31,         December 31,
                                                                                       2001                 2000
-----------------------------------------------------------------------------------------------------------------
Weighted Average Assumptions:
   Obligation discount                                                                7.00%                7.00%
   Asset return                                                                       8.50%                8.50%
   Average annual increase in compensation                                            4.00%                5.00%
-----------------------------------------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Other Postretirement Benefits: KUS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. KUS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code.

The calculation of KeySpan's net periodic other postretirement benefit cost is as follows:

                                                                        (In Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------
                                                                            Year Ended            Year Ended
                                                                           December 31,          December 31,
                                                                               2001                  2000
-----------------------------------------------------------------------------------------------------------------
Service cost, benefits earned during the period                                 $    20,339          $    14,771
Interest cost on projected benefit obligation                                        64,649               47,412
Expected return on plan assets                                                      (42,822)             (42,890)
Special termination charge                                                                -                5,590
Net amortization and deferral                                                        11,664               (9,290)
-----------------------------------------------------------------------------------------------------------------
Other postretirement benefit cost                                               $    53,830          $    15,593
-----------------------------------------------------------------------------------------------------------------



Other post-retirement costs are allocated to KUS; related other postretirement obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KUS). Other post-retirement costs allocated to KUS from the total post retirement benefit cost for KeySpan (as calculated above) for the year ended December 31, 2001 and the Transition Period ended December 31, 2000 was $2.8 and $0.4 million, respectively.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following table sets forth the KeySpan plan's funded status at December 31, 2001 and December 31, 2000. The accrued pension cost is recorded on KeySpan. Plan assets principally are common stock and fixed income securities

---------------------------------------------------------------------------------------------------------------------
                                                                            (In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------

                                                                               December 31,         December 31,
                                                                                   2001                 2000
---------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of period                                  $    (873,421)        $    (602,053)
     Benefit obligation of acquisitions                                                     -              (103,630)
     Service cost                                                                     (20,339)              (14,771)
     Interest cost                                                                    (64,649)              (47,412)
     Plan Participants' contributions                                                  (1,439)                 (678)
     Amendments                                                                            52                     -
     Actuarial gain (loss)                                                            (57,670)             (137,756)
     Special termination benefits                                                           -                (5,590)
     Benefits paid                                                                     47,774                38,469
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                                                  (969,692)             (873,421)
---------------------------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of period                                 554,866               548,850
     Fair value of acquired plan assets                                                     -                39,263
     Actual return on plan assets                                                     (39,703)                  816
     Employer contribution                                                              7,318                 3,728
     Plan Participants' contributions                                                   1,439                   788
     Benefits paid                                                                    (47,774)              (38,579)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                                            476,146               554,866
---------------------------------------------------------------------------------------------------------------------
     Funded status                                                                   (493,546)             (318,555)
     Unrecognized net loss (gain) from past experience different from that
     assumed and from changes in assumptions                                          251,198               123,251
     Unrecognized prior service cost                                                   (8,392)               (8,924)
---------------------------------------------------------------------------------------------------------------------
Net prepaid (accrued) pension cost                                              $    (250,740)        $    (204,228)
---------------------------------------------------------------------------------------------------------------------

                                                                                Year Ended           Year Ended
                                                                               December 31,         December 31,
                                                                                   2001                 2000
     ----------------------------------------------------------------------------------------------------------------
     Weighted Average Assumptions:
        Obligation discount                                                              7.00%                 7.00%
        Asset return                                                                     8.50%                 8.50%
        Average annual increase in compensation                                          4.00%                 5.00%
     ----------------------------------------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The measurement of plan liabilities also assumes a health care cost trend rate of 10% grading down to 5% in 2009 and thereafter. A 1% increase in the health care cost trend rate would have the effect of increasing the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately $110.8 million and the net periodic post-retirement health care expense by approximately $12.9 million. A 1% decrease in the health care cost trend rate would have the effect of decreasing the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $97.3 million and the net periodic postretirement health care expense by approximately $10.8 million.


Note 3.  Work Force Reduction Programs

KeySpan has implemented an early retirement program and a severance program in an effort to reduce its workforce. The early retirement program was completed in December 2000. KUS recorded a charge of $0.8 million in 2000 to reflect the termination benefits for pension and other postretirement benefits related to its employees who voluntarily elected early retirement.

Note 4.  Notes Payable to Associate Companies

KUS had $10.126 million of notes payable to KeySpan at December 31, 2001 and 2000. The interest rate on these notes is 7.25% and is related to a certain outstanding series of debt of KeySpan. These notes do not have any maturity date. This debt supports a capital structure of 90% debt and 10% equity as prescribed by the SEC.

The fair value of the debt at December 31, 2001 and 2000 was $10,748 and $10,500, respectively.

Note 5.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

Note 6.  Financial Guarantees

KUS has jointly and severally guaranteed approximately $602 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-8.20%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KCS, and KeySpan Electric Services.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)



Note 7.  Operating Leases

Since the beginning of 2001, substantially all leases are the obligation of KCS. KUS records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in KCS company billings, are reflected in Operations and Maintenance expense in the Statement of Income.


Note 8. Income Tax

The Company will file a consolidated federal income tax return for calendar year 2001 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

-------------------------------------------------------------------------------------------------------
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                   Year Ended           Transition
                                                                                       Period Ended
                                                                  December 31,         December 31,
                                                                      2001                 2000
-------------------------------------------------------------------------------------------------------
Current federal income tax                                          $   (2,000)         $     (118)
Deferred federal income tax                                              2,000                 258
-------------------------------------------------------------------------------------------------------
Total income tax expense                                            $        -          $      140
=======================================================================================================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

-------------------------------------------------------------------------------------------------------
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                  December 31,         December 31,
                                                                      2001                 2000
-------------------------------------------------------------------------------------------------------
Benefits of tax loss carryforwards                                $    620                   $     620
Pension liability                                                   (1,688)                        466
Postretirement benefit                                               1,155                         166
Accrued vacation                                                       627                          238
Deferred state income tax                                           (1,216)                        (217)
Workers compensation                                                  (253)                         (27)

-------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                $   (755)                   $   1,246
=======================================================================================================




The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%.

-------------------------------------------------------------------------------------------------------
                                                                             (In Thousands of Dollars)
-------------------------------------------------------------------------------------------------------
                                                                   Year Ended           Transition
                                                                                       Period Ended
                                                                  December 31           December 31
                                                                      2001                 2000
-------------------------------------------------------------------------------------------------------
Computed at the statutory rate                                    $         1          $      139
Adjustments related to:
Other items -net                                                           (1)                  1
-------------------------------------------------------------------------------------------------------
Total income tax expense                                          $         -          $      140
=======================================================================================================

                                                                                                                        17
           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2001

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            TRANSITION
                                                                                        YEAR                  PERIOD
                                                                                        ENDED                  ENDED
   ACCOUNT                                DESCRIPTION                                12/31/2001             12/31/2000
----------------------------------------------------------------------------------------------------     ------------------
        INCOME
457.1          SERVICES RENDERED TO ASSOCIATE COMPANIES                                    $ 25,222                    $ -
457.2          SERVICES RENDERED TO ASSOCIATE COMPANIES                                      48,552                      -
457.3          SERVICES RENDERED TO ASSOCIATE COMPANIES                                       1,750                      -
499            SERVICES RENDERED TO ASSOCIATE COMPANIES                                           -                  5,028
                                                                                  ------------------     ------------------
                                          TOTAL INCOME                                     $ 75,524                $ 5,028
                                                                                  ------------------     ------------------
       EXPENSE
572            MAINTENANCE OF UNDERGROUND LINES                                                $ 39                    $ -
874            MAINS & SERVICES EXPENSES                                                         55                      -
879            CUSTOMER INSTALLATION EXPENSES                                                   746                      -
910            CUSTOMER ASSISTANCE EXPENSES                                                   3,027                      -
916            SALES DEMONSTRATION AND SELLING EXPENSES                                      24,454                      -
917            PROMOTIONAL ADVERTISING EXPENSES                                               2,162                      -
918            MISCELLANEOUS SALES PROMOTION EXPENSES                                         1,119                      -
920            SALARIES AND WAGES                                                            10,395                      -
921            OFFICE SUPPLIES AND EXPENSES                                                   5,763                      -
925            INJURIES AND DAMAGES                                                               -                    (34)
926            EMPLOYEE PENSIONS AND BENEFITS                                                     -                    690
930.2          MISCELLANEOUS GENERAL EXPENSES                                                     -                 (1,183)
939            INTERCOMPANY EXPENSES                                                              -                  5,037
940            SERVICE COMPANY EXPENSES TO CAPITAL                                            9,842                      -
961            BUILDING SERVICE EXPENSES                                                         (7)                     -
984            SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                                 16,179                      -
408            TAXES OTHER THAN INCOME                                                            -                   (102)
409            INCOME TAXES                                                                  (2,000)                  (118)
410            PROVISION FOR DEFERRED INCOME TAXES                                            2,000                    448
411            PROVISION FOR DEFERRED INCOME TAXES-CR.                                            -                   (190)
419            INTEREST AND DIVIDEND INCOME                                                      (1)                     -
426.5          OTHER DEDUCTIONS                                                                   -                      6
427            INTEREST ON LONG-TERM DEBT                                                     1,277                    210
428            AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                          1                      7
430            INTEREST ON DEBT TO ASSOCIATE COMPANIES                                          226                      -
431            OTHER INTEREST EXPENSE                                                           246                      -
                                                                                  ------------------     ------------------
               TOTAL EXPENSE                                                               $ 75,523                $ 4,771
                                                                                  ------------------     ------------------

                                                                                  ------------------     ------------------
               NET INCOME OR (LOSS)                                                             $ 1                  $ 257
                                                                                  ==================     ==================

                                                                                                           18
           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2001

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)
--------------------------------------------------------------------------------------------------------------
                                                    DIRECT        INDIRECT        COMPENSATION       TOTAL
           NAME OF ASSOCIATE COMPANY                COSTS           COSTS          FOR USE OF       AMOUNT
                                                   CHARGED         CHARGED           CAPITAL        BILLED
--------------------------------------------------------------------------------------------------------------
                                                    457-1           457-2             457-3
Boston Gas Company                                        $ -               $ 2            $ -         $ 2
KeySpan Electric Services LLC                             128               (25)             -         103
KeySpan Generation LLC                                     50                (5)             -          45
KeySpan Energy Development Corporation                     31                 -              -          31
KeySpan Gas East Corporation                           15,435            17,383            829      33,647
The Brooklyn Union Gas Company                          9,578            31,178            921      41,677
KeySpan Energy Trading Services LLC                         -                19              -          19
                                                 -------------------------------------------------------------

                     TOTAL                           $ 25,222          $ 48,552        $ 1,750    $ 75,524
                                                 =============================================================


                                                                                                               19
           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2001

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------
                                                          DIRECT      INDIRECT      COMPENSATION        TOTAL
              NAME OF ASSOCIATE COMPANY                   COSTS        COSTS         FOR USE OF         AMOUNT
                                                         CHARGED      CHARGED          CAPITAL          BILLED
------------------------------------------------------------------------------------------------------------------
                                                          458-1        458-2            458-3



                                                        -----------------------------------------------------------
                        TOTAL                                   $ -          $ -             $ -          $ -
                                                        ===========================================================

                                                                                                                        20
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:  Total cost of service will equal for  associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.



                                                 -----------------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                                 -----------------------------------------------------------------------------------

                                                     DIRECT  INDIRECT             DIRECT   INDIRECT            DIRECT  INDIRECT
 ACCOUNT                  DESCRIPTION                 COST    COST      TOTAL      COST     COST     TOTAL      COST    COST  TOTAL
---------------------------------------------------------------------------- ----------------------------  ------------------------
572   Maintenance of Underground Lines                $ 39     $ -     $ 39        $ -     $ -       $ -      $ 39     $ -     $ 39
874   Mains and Services Expenses                        -      55       55          -       -         -         -      55       55
879   Customer Installation Expenses                   746       -      746          -       -         -       746       -      746
910   Customer Assistance Expenses                   2,468     559    3,027          -       -         -     2,468     559    3,027
916   Sales Demonstration and Selling Expenses      19,845   4,609   24,454          -       -         -    19,845   4,609   24,454
917   Promotional Advertising Expenses                   -   2,162    2,162          -       -         -         -   2,162    2,162
918   Miscellaneous Sales Promotion Expenses             -   1,119    1,119          -       -         -         -   1,119    1,119
920   Salaries and Wages                                36  10,359   10,395          -       -         -        36  10,359   10,395
921   Office Supplies and Expenses                   1,468   4,295    5,763          -       -         -     1,468   4,295    5,763
923   Outside Services Employed                          -       -        -          -       -         -         -       -        -
924   Property Insurance                                 -       -        -          -       -         -         -       -        -
926   Employee Pensions and Benefits                     -       -        -          -       -         -         -       -        -
928   Regulatory Commission Expenses                     -       -        -          -       -         -         -       -        -
930.1 Institutional or Goodwill Advertising              -       -        -          -       -         -         -       -        -
930.2 Miscellaneous General Expenses                     -       -        -          -       -         -         -       -        -
931   General Rents                                      -       -        -          -       -         -         -       -        -
940   Services Company Expenses to Capital             605   9,237    9,842          -       -         -       605   9,237    9,842
961   Building Service Expenses                         (7)      -       (7)         -       -         -        (7)      -       (7)
984   Services Company Expenses to Clearing Accounts    22  16,157   16,179          -       -         -        22  16,157   16,179
403   Depreciation Expense                               -       -        -                                      -       -        -
404   Amortization of Limited-Term Plant                 -       -        -                                      -       -        -
421   Miscellaneous Nonoperating Income                  -       -        -          -       -         -         -       -        -
421.1 Gain on Disposition of Property                    -       -        -          -       -         -         -       -        -
426.1 Donations                                          -       -        -          -       -         -         -       -        -
426.4 Expenditures for Certain Civic, Political and
      Related Act.                                       -       -        -          -       -         -         -       -        -
426.5 Other Deductions                                   -       -        -          -       -         -         -       -        -
                                                  -------------------------- ----------------------------  ------------------------
                SUB-TOTAL EXPENSES                  25,222  48,552   73,774          -       -         -    25,222  48,552   73,774
408   Taxes Other Than Income Taxes                      -       -        -          -       -         -         -       -        -
409   Income Taxes                                       -       -   (2,000)         -       -         -         -       -   (2,000)
410   Provision for Deferred Income Taxes                -       -    2,000          -       -         -         -       -    2,000
419   Interest and Dividend Income                       -       -       (1)         -       -         -         -       -       (1)
427   Interest on Long-term Debt                         -       -    1,277          -       -         -         -       -    1,277
428   Amortization of Debt Discount and Expense          -       -        1          -       -         -         -       -        1
430   Interest on Debt to Associated Companies           -       -      226          -       -         -         -       -      226
431   Other Interest Expense                             -       -      246          -       -         -         -       -      246
                                                  -------------------------- ----------------------------  ------------------------
      TOTAL COST OF SERVICE                       $ 25,222 $ 48,552 $75,523        $ -     $ -       $ -   $ 25,222$ 48,552$ 75,523
                                                  ========================== ============================  ========================
                                                  ========================== ============================  ========================


                                                                                                                        21
    ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended December
                                    31, 2001

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

         DEPARTMENT OR SERVICE FUNCTION

                                                          Corporate             Gas     Deliver  KeySpan  Production
                                                   Total     Cost     Gas      Marketing Energy  Trading    and     Gas     Electric
ACCOUNT                DESCRIPTION                Amount   Center  Engineering & Sales   NY/LI  Services Control Operations Planning
------------------------------------------------------------------------------------------------------------------------------------
572    Maintenance of Underground Lines             $ 39    $ -     $ 39         $ -      $ -     $ -     $    -     $ -    $ -
874    Mains and Services Expenses                    55      -       55           -        -       -          -       -      -
879    Customer Installation Expenses                746     (9)       -         755        -       -          -       -      -
910    Customer Assistance Expenses                3,027     (5)       -       3,032        -       -          -       -      -
916    Sales Demonstration and Selling Expenses   24,454   (406)       -      24,860        -       -          -       -      -
917    Promotional Advertising Expenses            2,162      -        -       2,162        -       -          -       -      -
918    Miscellaneous Sales Promotion Expenses      1,119      -        -       1,119        -       -          -       -      -
920    Salaries and Wages                         10,395    (53)     803       6,984      360   2,286          -       -     15
921    Office Supplies and Expenses                5,763    (18)   2,804       2,178      268     531          -       -      -
923    Outside Services Employed                       -      -        -           -        -       -          -       -      -
924    Property Insurance                              -      -        -           -        -       -          -       -      -
926    Employee Pensions and Benefits                  -      -        -           -        -       -          -       -      -
928    Regulatory Commission Expenses                  -      -        -           -        -       -          -       -      -
930.1  Institutional or Goodwill Advertising           -      -        -           -        -       -          -       -      -
930.2  Miscellaneous General Expenses                  -      -        -           -        -       -          -       -      -
931    General Rents                                   -      -        -           -        -       -          -       -      -
940    Services Company Expenses                   9,842      -      283         464    5,997       -      2,807     291      -
961    Building Service Expenses                      (7)   220        -        (227)       -       -          -       -      -
984    Services Company Expenses to Clearing
       Accounts                                   16,179    (65)   6,730          38    3,032       -      1,138   5,306      -
403    Depreciation Expense                            -      -        -           -        -       -          -       -      -
404    Amortization of Limited-Term Plant              -      -        -           -        -       -          -       -      -
421    Miscellaneous Nonoperating Income               -      -        -           -        -       -          -       -      -
421.1  Gain on Disposition of Property                 -      -        -           -        -       -          -       -      -
426.1  Donations                                       -      -        -           -        -       -          -       -      -
426.4  Expenditures for Certain Civic, Political
       and Related Act.                                -      -        -           -        -       -          -       -      -
426.5  Other Deductions                                -      -        -           -        -       -          -       -      -
                                                ------------------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES               73,774   (336)  10,714      41,365    9,657   2,817      3,945   5,597     15
408    Taxes Other Than Income Taxes                   -      -        -           -        -       -          -       -      -
409    Income Taxes                               (2,000)(2,000)       -           -        -       -          -       -      -
410    Provision for Deferred Income Taxes         2,000  2,000        -           -        -       -          -       -      -
419    Interest and Dividend Income                   (1)    (1)       -           -        -       -          -       -      -
427    Interest on Long-term Debt                  1,277  1,277        -           -        -       -          -       -      -
428    Amortization of Debt Discount and Expense       1      1        -           -        -       -          -       -      -
430    Interest on Debt to Associated Companies      226    226        -           -        -       -          -       -      -
431    Other Interest Expense                        246    246        -           -        -       -          -       -      -
                                                ------------------------------------------------------------------------------------
       TOTAL COST OF SERVICE                    $ 75,523 $ 1,413 $10,714 $    41,365 $  9,657 $ 2,817  $   3,945 $ 5,597   $ 15
                                                ====================================================================================


                                                                                                                  22
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                                     DEPARTMENTAL SALARY EXPENSE
                                      --------------------------------------------------------------
NAME OF DEPARTMENT                                            INCLUDED IN AMOUNTS BILLED TO              PERSONNEL
--------------------------                             ---------------------------------------------
Indicate each department                  TOTAL          PARENT          OTHER             NON             END OF
or service function                      AMOUNT          COMPANY      ASSOCIATES       ASSOCIATES           YEAR
                                      --------------   ------------  --------------   --------------    -------------
Gas Engineering                               $ 803            $ -           $ 803              $ -               71

Gas Marketing & Sales                         6,984              -           6,984                -              244

Delivery Energy NY/LI                           360              -             360                -               36

KeySpan Trading Services                      2,233              -           2,233                -               20

Electric Planning                                15              -              15                -                7
                                      --------------   ------------  --------------   --------------    -------------

TOTAL                                      $ 10,395            $ -        $ 10,395              $ -              378
                                      ==============   ============  ==============   ==============    =============


                                                                                                                 23
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                              RELATIONSHIP
                                                 DESCRIPTION OF              "A"= ASSOCIATE
          FROM WHOM PURCHASED                   LARGEST INVOICE            "NA"= NONASSOCIATE      AMOUNT     ACCOUNT
------------------------------------------------------------------------------------------------------------------------
Legal Services
3 Other Items less than $100,000        Legal Services                             NA                   $ 23
                                                                                                 ------------
                                        Subtotal - Legal Services                                       $ 23
                                                                                                 ============

Consulting Services
New York Group                          RD&D - Testing and Evaluation              NA                  $ 100    921
KEMA-ECC Inc.                           Professional Services                      NA                    203    940
41 Other Items less than $100,000       Professional Services                      NA                  1,150
                                                                                                 ------------
                                        Subtotal - Consulting Services                               $ 1,453
                                                                                                 ============

Technology Services
Coral Energy Holdings LP                System Maintenance                         NA                  $ 134    921
Metso Automation Scada Solutions, Inc.  System Development                         NA                    989    984
Metso Automation Scada Solutions, Inc.  System Development                         NA                    163    940
Microstrategy                           System Development                         NA                    294    984
12 Other Items less than $100,000                                                  NA                    253
                                                                                                 ------------
                                        Subtotal - Technology Services                               $ 1,833
                                                                                                 ============


                                        TOTAL                                                        $ 3,309
                                                                                                 ============



                                                                                                         24
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                                    AMOUNT
------------------------                                                       -------------
Pension                                                                            $ (6,158)

Employee 401K Match                                                                     852

OPEB Expense                                                                          2,824

Workers Compensation Claims                                                             345

Employee Benefits (including medical, dental, life insurance and AD&D premiums)       2,981
                                                                               -------------

SUB-TOTAL                                                                               844

Costs Distributed to Various Accounts as Labor Burdens                                 (844)
                                                                               -------------

TOTAL                                                                                   $ -
                                                                               =============

                                                                             25
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


      DESCRIPTION                         NAME OF PAYEE             AMOUNT
-----------------------------------   ---------------------------   -----------


ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                               $ -
                                                                    ===========
                                                                    ===========

                                                                              26
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Advertising Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                           AMOUNT
------------------------                                            ------------

ACCOUNT 930.2 - MISCELLANEOUS GENERAL EXPENSES                              $ -
                                                                    ============
                                                                    ============

                                                                            27
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                    AMOUNT
------------------------                                     -----------

ACCOUNT 931 - RENTS                                                 $ -
                                                             ===========



                                                                                                                         28
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                          AMOUNT
--------------------------                                                                         ------------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                                    $ 1,701

          Payroll Taxes Distributed to Various Accounts as Labor Burdens                                (1,701)
                                                                                                   ------------

          TOTAL                                                                                            $ -
                                                                                                   ============

                                                                              29
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                 PURPOSE OF DONATION                     AMOUNT

----------------------------      --------------------------------     ---------

ACCOUNT 426.1 - DONATIONS                                                   $ -
                                                                       =========
                                                                       =========

                                                                             30
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


DESCRIPTION                        NAME OF PAYEE                    AMOUNT
------------------------           -------------------------      -----------
------------------------           -------------------------      -----------

ACCOUNT 426.5 - OTHER DEDUCTIONS                                         $ -
                                                                  ===========
                                                                  ===========

                                                                              31
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:             The space below is provided for important notes
                          regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



              SEE NOTES TO FINANCIAL STATEMENTS ON Page 16

                                                                             32
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                              $ 877
Total Investments                                                           $ -
Total Current And Accrued Assets                                        $51,122
Total Deferred Debits                                                     $ 666
Balancing Amount for Total Assets and Other Debits                          $ -
Total Assets and Other Debits                                           $52,665
Total Proprietary Capital                                              $ (2,193)
Total Long-Term Debt                                                    $10,126
Notes Payable                                                               $ -
Notes Payable to Associate Companies                                        $ -
Balancing Amount for Total Current and Accrued Liabilities              $43,358
Total Deferred Credits                                                      $ -
Accumulated Deferred Income Tax Credits                                 $ 1,374
Total Liabilities and Proprietary Capital                               $52,665
Services Rendered to Associate Companies                                $75,524
Services Rendered to Nonassociate Companies                                 $ -
Miscellaneous Income or Loss                                                $ -
Total Income                                                            $75,524
Salaries and Wages                                                      $10,395
Employee Pensions and Benefits                                              $ -
Balancing Amount for Total Expenses                                     $65,128
Total Expenses                                                          $75,523
Net Income (Loss)                                                           $ 1
Total Cost of Service (Direct Costs)                                    $25,222
Total Cost of Service (Indirect Costs)                                  $48,552
Total Cost of Service (Total)                                           $75,523
Number of Personnel End of Year                                             408

                                                                            33
        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2001

                               ORGANIZATION CHART


              President and Chief Operating Officer

                   Vice President - Energy Supply

                   Vice President - Gas Sales and Marketing

                   Vice President, Controller and Chief Accounting Officer

                   Vice President and Secretary

                   Vice President and Treasurer

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:


A.  Description of Services Offered by KeySpan Utility Services


1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.


5.   Gas and Electric Transmission and Distribution Planning

Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.

6.       Executive and Administrative

Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.


B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.

Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Fuel Management                             sendout
                                                     3-point formula

         Marketing and Sales                         3-point formula

         Meter Operations                            #of meters

         Research and Development                    3-point formula

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula



Definition of Allocation Factors to be used by KUS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


                      For the Year Ended December 31, 2001

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Utility Services for the year ended December 31, 2001.

In 2001, KeySpan Utility Services initiated short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 2.2325% to 6.5059%. Interest in the amount of $935,211 was accrued on these borrowings and was billed to the client companies.

As of December 31, 2001, KeySpan Utility Services had long-term debt outstanding from KeySpan Corporation in the amount of $10,125,957 at an interest rate of 7.25%. Interest of $800,046 was accrued and billed to the client companies.

During 2001, KeySpan Utility Services incurred other interest of $14,371 related to the Deferred Compensation Plan.

KeySpan Utility Services does not bill its associate client companies for compensation of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                                   Borrowed
                                                   Capital
                                             --------------------
KeySpan Gas East Corporation                         $   828,761
The Brooklyn Union Gas Company                           920,867
                                             --------------------

Total                                               $  1,749,628
                                             ====================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   KEYSPAN UTILITY SERVICES LLC
                                    (Name of Reporting Company)




                                   By:/s/ Ronald S. Jendras
                                       ------------------------------
                                       (Signature of Signing Officer)

                                       Ronald S. Jendras
                                       Vice President, Controller and Chief
                                       Acctg. Officer
                                       -------------------------------------
                                       (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2002